Exhibit 3

This Form ATS-N amendment is an amendment to Part II, Items 7.a., 7.b. and 7.c., and Part III, Items 7.a., 11.c., 13.a. and 14.a. We have marked added text in color and underlined; we have marked deleted text in color and strikethrough.

Part II, Item 7.a.

A. General

Confidential trading information of participants of the H2O ATS may consist of:

* The identity of participants
* Orders transmitted to the H2O ATS by or on behalf of a participant
* Trades executed in the H2O ATS by a participant.

In the response to Item 7.d. of this Part III, we describe the access to these categories of information by Liquidnet employees and on-site consultants.

In this response we address the following topics:

* External disclosure of identity of participants
* External disclosure of order and trading information
* Controls and procedures relating to access to and use and disclosure of trading information.

B. Identity of participants

LNI maintains the anonymity of all Members and customers. LNI makes available to all participants a list of all liquidity partners that participate on the system. Participants can access this list through a password-protected website for participants that LNI maintains. LNI also provides this list to participants upon request. The reason for providing this list is to allow Members and customers the option to block interaction with specific LPs.

C. Order and trading information

~~Intra-day execution alerts through Liquidnet 5~~Liquidnet community trade advertising

Community trade advertising refers to any trade advertising that is limited to Members and customers. Examples of community trade advertising are advertising through Liquidnet 5, Liquidnet sales coverage, third-party EMSs and OMSs of Members and customers and Member and customer chat rooms. By default, Members and ~~buy-side~~ customers are opted-in to intra-day (including real-time) Liquidnet community advertising of their trades. Through Liquidnet Transparency Controls, Members and customers can opt-out of intra-day Liquidnet community advertising of their trades and instead opt-in to one of the following: end-of-day community advertising; or community advertising on T+21 (21 trading days after trade date). elect whether LNI can report their trades through Liquidnet 5 intra-day. A report for a trade consists of the symbol, price, quantity and date for the trade.

Since only Members have access to Liquidnet 5, only Members can view these reportstrade advertising through Liquidnet 5, but Members and customers can view other types of community trade advertising. LNI may restrict a Member or customer from viewing community trade advertising based on the Members or customers Transparency Controls elections. Any Member can view these reports but only if the Member has transmitted an indication to LNI in the applicable symbol during that day and the Member has opted-in to this service (i.e., LNI reporting the participants trades through Liquidnet 5 intra-day) through Liquidnet Transparency Controls. Other participants (brokers and Liquidnet Capital Markets customers) cannot opt-out from having their trades included in these alerts.

Historical execution alerts through Liquidnet 5

Members and buy-side customers elect whether LNI can report their trades through Liquidnet 5 during the period between T+1 and T+5. A report for a trade consists of the symbol, price, quantity and date for the trade. Since only Members have access to Liquidnet 5, only Members can view these reports. Any Member can view these reports but only if the Member has opted-in to this service (i.e., LNI reporting the participants trades through Liquidnet 5 during the period between T+1 and T+5) through Liquidnet Transparency Controls. Other participants (brokers and Liquidnet Capital Markets customers) cannot opt-out from having their trades included in these alerts.

End-of-day BloombergExternal trade advertising

External trade advertising refers to any trade advertising that is not limited to existing and prospective Liquidnet Members and customers. External trade advertising includes Bloomberg advertising. By default, Members and customers are opted-in to intra-day (including real-time) external advertising of their trades. Through Liquidnet Transparency Controls, Members and customers can opt-out of intra-day external advertising and instead opt-in to end-of-day external advertising or opt-out of external advertising. After T+20, LNI can disclose executed trades to prospective Members and customers, regardless of whether the parties to the trade have opted-in to external advertising. LNI aggregates its daily aggregated volume in individual stocks through Bloomberg for posting after the close of trading. A Member or buy-side customer can choose, via Liquidnet Transparency Controls, whether or not to have its firms executions included within this daily aggregated advertising through Bloomberg.

Brokers and Liquidnet Capital Markets customers

By default, liquidity partners and brokers that participate as customers cannot make elections through Liquidnet Transparency Controls and cannot opt-out from intra-day Liquidnet community and external advertising, subject to the following exceptions:

* Transition managers can make elections through Liquidnet Transparency Controls
* For orders transmitted by a liquidity partner through a participant identifier that only permits principal orders, the liquidity partner can opt-out from intra-day external advertising and instead opt-in to end-of-day external advertising or opt-out of external advertising. Liquidity partners can request either of these alternatives by contacting their trading coverage.

LNI defaults Liquidnet Capital Markets (LCM) customers to intra-day community and external advertising. LCM customers cannot opt-out from intra-day community advertising. LCM customers can opt-out from intra-day external advertising and instead opt-in to end-of-day external advertising or opt-out of external advertising. LCM customers do not have access to Liquidnet Transparency Controls. LCM customers can request either of these alternatives by contacting their trading coverage.

Additional detail on trade advertising

Trade advertising is restricted if the Transparency Controls setting of either or both parties to the trade would restrict that advertising. For both Liquidnet community and external advertising, an advertising time threshold permits advertising any time at or after that threshold. For example, electing end-of-day advertising permits advertising end-of-day and T+1 and after. Advertising for a trade consists of the symbol, price, quantity and date for the trade.

A participants time delay for Liquidnet community advertising cannot be longer than its time delay for external advertising. For example, if a participant is opted-in to end-of-day external advertising, a participant can only elect intra-day or end-of-day Liquidnet community advertising.

Changes to Transparency Controls

The information in this Form ATS-N filing reflects changes to Liquidnet Transparency Controls that LNI expects to implement within 30 days after the effective date of this Form ATS-N filing. LNI will provide advance notice to all participants of the effective date for these changes.

The following is a description of how the changes to Liquidnet Transparency Controls relating to data usage impact Members and customers that made elections through Liquidnet Transparency Controls prior to the date of the planned changes:

* For Liquidnet community advertising, existing Members and customers will be defaulted to the shorter time delay of their existing Transparency Controls settings for Liquidnet Desktop and Account Servicing Personnel Advertising, except that a participants time delay for Liquidnet community advertising cannot be longer than its time delay for external advertising.

*Existing Member and customers will be defaulted to intra-day external advertising if they are currently opted-in to end-of-day Bloomberg advertising and will be defaulted to off for external advertising if they are currently opted-out from end-of-day Bloomberg advertising.

~~Brokers cannot elect to exclude their executions from this daily aggregated advertising. Executions involving a Liquidnet Capital Markets customer are excluded from this daily aggregated advertising.~~

~~Execution reporting by LNI personnel~~

~~LNI sales and trading personnel can disclose historical symbol-specific execution data to attract additional block liquidity from existing participants and to attract prospective participants. However, LNI does not disclose symbol-specific execution data between trade date and T+20 unless each Member or buy-side customer that is party to the trade has opted in to such usage through Liquidnet Transparency Controls. Execution data on or prior to T+20 can only be disclosed to Members and buy-side customers.~~

Disclosure to 3rd-party vendors

LNI discloses execution data to certain 3rd-party vendors that provide services to the H2O ATS and are subject to contractual non-disclosure obligations. Examples of these vendors are LNIs clearing firm and a vendor that has developed software to display participant-specific risk management data in a graphical manner to Liquidnet support personnel.

Disclosure of aggregated data

LNI discloses certain aggregated trading data to participants and other third-parties. Aggregated data is not symbol-specific. Aggregated data is broken out by one or more of the following categories: sector; index; and market cap category (micro, small, mid and large).

Reports to participants relating to their own trading activity

LNI provides certain reports to participants relating to their own trading activity. For example, LNI, upon request, provides a report to LPs showing the number of their orders or shares for which a broker block notification was provided to at least one Member with a matching contra-indication and the number of executions and executed shares resulting from these notifications. As a second example, upon request, LNI provides to a participant on T+1 a report that includes all orders created by the participant the prior trading day and, for each order, whether at least one Member received a targeted invitation and whether there was a resulting execution. The purpose of these two reports is to assist participants in assessing the impact of Liquidnet functionality on execution quality.

Notification whether contra was an LP

LNI can notify a Member or buy-side customer whether the contra for any execution by the Member or customer was an LP.

D. Controls and procedures relating to trading information

Liquidnet has implemented various safeguards and procedures to protect the confidential trading information of participants in the H2O ATS. This response provides a summary of these procedures.

Access to internal applications

Liquidnet has implemented procedures for employees requesting access to applications that contain confidential participant information. An employee requesting access to an application that contains confidential participant information must request approval from his or her manager. If the manager approves the request, the manager must notify the gatekeeper for the application, as designated by Liquidnet. The gatekeeper manages access entitlements for the relevant application. The gatekeeper must notify Liquidnets Security and Risk Management (SRM) group. The manager must provide an explanation for any requested access. A manager cannot approve an access request unless the manager determines that: (i) the employee requires the requested access for the performance of his or her responsibilities on behalf of Liquidnet; (ii) providing the requested access will not adversely impact one or more Liquidnet participants; and (iii) Liquidnet has provided disclosure to its participants that would cover the requested access. SRM must sign-off on any new access entitlements. Compliance conducts oversight of this process. An employees access to an application continues until terminated by Liquidnet. SRM manages a process that involves the periodic review by each manager of the current access entitlements of the employees in the managers group to verify that existing authorizations are still appropriate.

Annual SSAE18 SOC2 and ISO 27001 assessments

Each year, Liquidnet engages an outside auditor to assess the suitability and implementation of Liquidnets information security controls. This assessment includes a review of Liquidnets processes and procedures for protecting the confidentiality of participant trading information. The report of this assessment (called an SSAE18 SOC2 assessment) is posted on the Liquidnet Member website and available to our participants at any time. Liquidnet also provides a copy of the assessment to participants upon request.

SSAE is the Statement on Standards for Attestation Engagements, which is overseen by The American Institute of Certified Public Accountants (AICPA) and more specifically the Auditing Standards Board (ASB). The SOC 2 report evaluates the business information systems that relate to security, availability, processing integrity, confidentiality and privacy.

Liquidnet also obtains an annual ISO 27001 certification. ISO 27001 is a framework of policies and procedures that includes all legal, physical and technical controls involved in an organizations information risk management processes. According to the ISO 27001 documentation, ISO 27001 was developed to provide a model for establishing, implementing, operating, monitoring, reviewing, maintaining and improving an information security management system. Organizations can become ISO 27001 certified by undergoing a third-party assessment by an accredited auditor. Liquidnet engages an outside auditor to confirm that it has implemented information security compliant with ISO 27001. Liquidnets ISO 27001 certification is posted on the Liquidnet participant website and available to our participants at any time. Liquidnet also provides a copy of the certification to participants upon request.

Employee trading policies and review

Liquidnet requires all employees to report their brokerage accounts to the Compliance Department. Liquidnet prohibits employees from trading individual equities, subject to certain exceptions (for example, trading in an account managed by a third-party; or sale of stock acquired prior to employment by Liquidnet). Liquidnet prohibits participation in initial public offerings as well as trading of equity options and other equity derivatives. Liquidnet permits trading in ETFs but requires a minimum holding period. Liquidnets Compliance Department uses a third-party software product to assist in monitoring for employee compliance with Liquidnets policies related to employee trading. Liquidnet requires employees to provide confirmations and statements for their equity and ETF trading accounts. For confirmations and statements received electronically through the third-party software product, the third-party software product validates compliance with Liquidnets trading policies; for confirmations and statements received by mail, Liquidnets Compliance Department personnel monitor for compliance with Liquidnets trading policies. Employees who violate Liquidnets employee trading policies are subject to sanction, including potential termination of employment.

E-mail, IM and correspondence review

Liquidnet has policies for review of email, IM and other correspondence sent by registered Liquidnet employees. These reviews, which are conducted by Liquidnets business managers (with oversight by Compliance), include a review for any communications that could evidence misuse of customer information in violation of Liquidnet firm policy. Liquidnet maintains a record of all email, IM and other correspondence sent and received; these records are available for review by Liquidnet personnel as required in response to a regulatory inquiry or in connection with an internal review.

Supervisory process

Liquidnet supervisory personnel are required to certify on a monthly basis that any use of customer data within the supervisors business unit is in compliance with Liquidnet firm policy. Liquidnet personnel are only permitted to use customer data for the purpose of performing their respective business functions as described in the response to Item 7.d. of this Part II.

Trading Rules and Order Handling Q&A

The Liquidnet Trading Rules describe the various job functions within Liquidnet and the permitted access to and use of trading data by the employees performing each job function. Liquidnet employees are made aware of and required to comply with any limitations on access set forth in the Trading Rules. Such limitations are described in the response to Item 7.d. of this Part II. Supervisory personnel are required to monitor for compliance with these access limitations. These restrictions also are set forth in the Order Handling Q&A document, which Liquidnet updates on a quarterly basis and makes available to all participants.

Security and risk management department

Liquidnets Security and Risk Management (SRM) Department has responsibility for security and risk management functions at Liquidnet, which includes maintaining the security of customer trading information.

Pre-employment screening

Liquidnet conducts a pre-employment screening of employees for inconsistencies in application and resume information. After an offer is accepted, a criminal background screening may be conducted, subject to compliance with regulatory restrictions. All registered representatives must consent to a Pre-Registration Review.

Training and security awareness

SRM conducts onboarding and ongoing training for employees in Liquidnets information security policies and best practices.

System access controls

Liquidnet has instituted technological controls on access to trading information, including user name and password controls, secure remote access with two-factor authentication, access control lists on systems and networks, and network segmentation. These controls are evaluated on an annual basis by an external party, and included in an SSAE18 report and ISO 27001 certification, which are available to our participants and regulators.

Keycard controls and video surveillance

Liquidnets offices are equipped with keycard access controls and video surveillance. Liquidnets data centers are protected with a combination of keycard, biometric and video surveillance systems.

Monitoring of data transmission

All e-mail, web traffic and information copied to removable storage is monitored by a data leakage protection system, which provides alerts to the SRM Department should confidential information be detected in these communication channels.

Firewall and IDS protection

Liquidnets external network perimeters are protected by firewalls and intrusion detection systems. Liquidnet engages a third-party consultant to perform annual external network security assessments.

Liquidnet Transparency Controls

Liquidnet makes available to Members and buy-side customers a web-based system known as Liquidnet Transparency Controls. Liquidnet Transparency Controls allows Members and buy-side customers to view details about the liquidity sources with which they interact and the products and services they participate in that utilize their trading information. Members and buy-side customers use the tool to make elections relating to certain liquidity sources and products and services that access the participants trading information. See the response to Item 14 of Part III for additional detail regarding Liquidnet Transparency Controls.

Part II, Item 7.b.

Liquidnet Transparency Controls (described in the response to Item 7.a. of this Part II) involves two categories of settings: one category of setting relates to liquidity sources; the other category of setting relates to data usage. This response focuses on the settings in Liquidnet Transparency Controls that relate to data usage.

There are ~~five~~four settings in Liquidnet Transparency Controls that relate to data usage, as follows:

* ~~Bloomberg~~Liquidnet community advertising. Liquidnet community advertising refers to any trade advertising that is limited to Liquidnet Members and customers. Examples of community trade advertising are advertising through Liquidnet 5, Liquidnet sales coverage, third-party EMSs and OMSs of Members and customers and Member and customer chat rooms. By default, Members and customers are opted-in to intra-day (including real-time) Liquidnet community advertising of their trades. Through Liquidnet Transparency Controls, Members and customers can opt-out of intra-day Liquidnet community advertising of their trades and instead opt-in to one of the following: end-of-day community advertising; or community advertising on T+21 (21 trading days after trade date). ~~A participant elects whether LNI can include the participants executions in the aggregated symbol-level volume that LNI reports to Bloomberg end-of-day.~~

* ~~Intra-day execution alerts via Liquidnet 5. A participant elects whether LNI can report the participants trades through Liquidnet 5 intra-day. A report for a trade consists of the symbol, price, quantity and date for the trade. Since only Members have access to Liquidnet 5, only Members can view these reports. Any Member can view these reports but only if the Member has transmitted an indication to LNI in the applicable symbol and the Member has opted-in to this service (i.e., LNI reporting the participants trades through Liquidnet 5 intra-day) through Liquidnet Transparency Controls.~~External trade advertising. External trade advertising refers to any trade advertising that is not limited to Liquidnet Members and customers. External trade advertising includes Bloomberg advertising. By default, Members and customers are opted-in to intra-day (including real-time) external advertising of their trades. Through Liquidnet Transparency Controls, Members and customers can opt-out of intra-day external advertising and instead opt-in to end-of-day external advertising or opt-out of external advertising. After T+20, LNI can disclose executed trades to prospective Members and customers, regardless of whether the parties to the trade have opted-in to external advertising.

* ~~T+1 through T+5 execution reporting via Liquidnet 5. A participant elects whether LNI can report the participants trades through Liquidnet 5 during the period between T+1 and T+5. A report for a trade consists of the symbol, price, quantity and date for the trade. Since only Members have access to Liquidnet 5, only Members can view these reports. Any Member can view these reports but only if the Member has opted-in to this service (i.e., LNI reporting the participants trades through Liquidnet 5 during the period between T+1 and T+5) through Liquidnet Transparency Controls.~~

* ~~Execution notification via LNI account servicing personnel. A participant elects whether LNI personnel can notify other LNI participants of trades executed by the participant through LNI.~~* Execution Consultant access to execution data. By default, Execution Consultants can view all executions by the participants that they cover, regardless of the order type. A Member or customer can elect through Liquidnet Transparency Controls to restrict Execution Consultants to only view the Members or customers algo executions (including surge capture and residuals).

* Targeted invitations. A Qualifying Member elects whether to receive targeted invitations through Liquidnet 5. Participation in this functionality is subject to opting-in through Liquidnet Transparency Controls because the sender of a manual targeted invitation is

notified whether there is at least one recipient for the targeted invitation. See the response to Item 15 of Part III for additional detail.

The only participants that can make ~~these~~ elections through Liquidnet Transparency Controls are Members and ~~buy-side~~ customers. Brokers ~~and Liquidnet Capital Markets customers~~ cannot make elections through Liquidnet Transparency Controls and cannot opt-out from intra-day Liquidnet community and external~~Bloomberg~~ advertising~~, intra-day and historical (T+1 through T+5) execution reporting via Liquidnet 5, and execution reporting via LNI account servicing personnel~~, subject to the following exceptions:

* Transition managers can make elections through Liquidnet Transparency Controls
* For orders transmitted by a liquidity partner through a participant identifier that only permits principal orders, the liquidity partner can opt-out from intra-day external advertising and instead opt-in to end-of-day external advertising or opt-out of external advertising. Liquidity partners can request either of these alternatives by contacting their trading coverage.

LNI defaults Liquidnet Capital Markets (LCM) customers to intra-day community and external advertising. LCM customers cannot opt-out from intra-day community advertising. LCM customers can opt-out from intra-day external advertising and instead opt-in to end-of-day external advertising or opt-out of external advertising. LCM customers do not have access to Liquidnet Transparency Controls. LCM customers can request either of these alternatives by contacting their trading coverage.
~~.~~

Participants cannot opt-out from Liquidnet community advertising~~execution reporting via LNI account servicing personnel~~ after T+20. In other words, after T+20, LNI can disclose any executions to any existing or prospective Member or customer ~~party~~.

Regardless of any opt-in, LNI does not identify the participant in any of the communications described above.

Part II, Item 7.c.

~~If a participant has previously opted-in to one of the categories of data usage described in the response to Item 7.b. above, the participant can opt-out of the data usage by updating the participants election through the Liquidnet Transparency Controls website.~~A participant can update any existing default or election in Liquidnet Transparency Controls by updating the Liquidnet Transparency Controls website or by instructing its sales or trading coverage to implement the requested change.

Part III, Item 7.a.

A. List of order types

The H2O ATS has the following order types:

* LNI resting orders
* IOC orders transmitted by liquidity partners (LPs)
* Resting orders transmitted by LPs
* Accepts by Members in response to notification of a broker block opportunity (referred to as broker block accepts).

We describe each of these order types in response to this Item 7.a.

B. LNI resting orders

Description

LNI, acting as agent, can access the H2O ATS (i.e., route to the H2O ATS) on behalf of participants that create the following types of parent orders: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitations. The order transmitted by LNI is described in this document as an LNI resting order. An LNI resting order is a child order of the participants parent order. The type of parent order does not impact the priority of the LNI resting order that is the child order of that parent order.

(i)   Prioritization

Orders in the H2O ATS are prioritized for execution as follows:

* Priority for better execution price. Where orders in the H2O ATS can execute at prices other than the mid-price, a contra-party that can provide a better execution price has priority over a contra-party that can provide a worse execution price
* Execution at an execution price. At a particular execution price, the following priority applies:
** Execution against Member and customer orders. As a first priority, an order transmitted to the H2O ATS (the transmitted order) will execute against an order from a Member or customer (whether firm or conditional) that is resting in the H2O ATS as of the time of receipt of the transmitted order.
** Execution against firm LP resting orders. As a second priority, the transmitted order will execute against a firm contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.
** Execution against conditional LP resting orders. As a third priority, the transmitted order will execute against a conditional contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.

* Transmitted resting orders not executed in full upon receipt. Where the transmitted order is a resting order and is not executed in full upon receipt, the transmitted order can execute against any subsequently entered contra-order in the H2O ATS. As noted above, the possible types of contra-orders in the H2O ATS consist of:
** LNI resting orders, firm or conditional
** Resting orders from LPs, firm or conditional
** IOC orders from LPs
** Member broker block accepts.

Multiple contra-side orders within the same prioritization category

If the H2O ATS receives two (or more) same-side resting orders in the same security available for execution and both (or all) are in the same prioritization category, and the H2O ATS then receives a contra-order, the H2O ATS executes the two (or more) same-side orders equally (for each order, up to its quantity), except that execution amounts are rounded up or down to the closest higher or lower round lot amounts to avoid an odd-lot execution. If an equal split would result in an execution size for a same-side order that is below the orders minimum quantity, the same-side order would not participate in the execution.

For purposes of the preceding paragraph, the prioritization categories are as follows:

* LNI resting orders (whether firm or conditional)
* Firm resting orders from LPs
* Conditional resting orders from LPs.

Other applicable conditions

The foregoing rules of priority are subject to minimum size and other conditions for execution as set forth in the response to Item 11.c. of this Part III. In all cases, execution against a conditional order is subject to firm-up of the conditional order by the contra.

(ii)   Conditions

An LNI resting order can execute against any other order in the H2O ATS. An LNI resting order is only executed if the execution price is within the price constraints of the LNI resting order and the contra order. A price constraint is the lower of any limit price and any mid-price or better order instruction in the case of a buy order and the higher of any limit price and any mid-price or better order instruction in the case of a sell order. See the response to Item 11.c. of this Part III for additional detail regarding price constraints.

LNI resting orders are not displayed.

(iii)   Order types designed not to remove liquidity

The H2O ATS does not have any orders types that are designed not to remove liquidity.

(iv) Pegged orders

In transmitting an LNI resting order to the LN H2O ATS, LNI represents any mid-price or better order instruction provided by the Member or customer for the parent order. A mid-peg instruction means any mid-price or better order instruction.

On any order, a user can provide a fixed limit price. If a user only provides a mid-peg instruction, the users price constraint is the mid-price. If a user provides a fixed limit price for an order and a mid-peg instruction also applies, the price constraint of the order is as follows:

* Buy order. Lower of the limit price of the order and the mid-price
* Sell order. Higher of the limit price of the order and the mid-price.

The price constraint of an order can vary over time based on changes in the mid-price.

(v) Routing

While the H2O ATS does not route orders, LNI, which routes LNI resting orders to the H2O ATS and LPC orders to the Negotiation ATS (as described in the Form ATS-N for the Negotiation ATS), interacts with the ATSs in a coordinated manner.

In particular, LNI can simultaneously transmit an LNI resting order to the H2O ATS and an LPC order to the Negotiation ATS-N. Prior to commencing a negotiation in the Negotiation ATS with respect to an LPC order, LNI pauses the LNI resting order in the H2O ATS. After the negotiation is completed, LNI can resume the LNI resting order in the H2O ATS if there are remaining shares for the parent order.

LP orders and broker block accepts only interact with the H2O ATS and do not interact with the Negotiation ATS.

(vi) Time-in-force

For algo and Liquidnet-only orders, whether created through the Liquidnet desktop trading application or sent from the customers OMS, the default time-in-force instruction is day. Most of LNIs algos also permit a participant to designate a specific expiration time. The LNI trading desk can send a day or GTC instruction or send a specific expiration time. Since the H2O ATS does not execute orders after the close of trading, the H2O ATS handles day and GTC orders in the same manner.

(vii) Modifications

LNI modifies an LNI resting order in response to a modification of the parent order by the participant.

(viii)   Availability of order types across all forms of connectivity

This order type is created by LNI as a child order of one of the following types of parent orders from a participant: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitations.

The connectivity for each of these types of parent orders is set forth in the response to Item 6 of this Part III.

C. IOC and resting orders transmitted by liquidity partners

Description

Liquidity partners (LPs) can transmit IOC and resting orders to the H2O ATS.

(i)   Prioritization

See the description above on prioritization of orders in the Liquidnet H2O ATS.

(ii)   Conditions

An IOC order in the H2O ATS can execute against any resting order but cannot execute against another IOC order. Any resting order in the H2O ATS can execute against any IOC or other resting order in the H2O ATS. An IOC or resting order from an LP is only executed if the execution price is within the price constraints of the LP order and the contra order. A price constraint is the lower of any limit price and any mid-peg instruction in the case of a buy order and the higher of any limit price and any mid-peg instruction in the case of a sell order. See the response to Item 11.c. of this Part III for additional detail regarding price constraints.

IOC orders from LPs are not displayed.

A Member with an opposite-side indication to an LP resting order can receive notification of the LP resting order as a broker block opportunity, except for LPs that have elected not to display their LP resting orders as broker block opportunities.

(iii)   Order types designed not to remove liquidity

The H2O ATS does not have any orders types that are designed not to remove liquidity.

(iv)   Pegged orders

The H2O ATS only executes LP IOC orders at or below the mid-price in the case of an LP IOC sell order and at or above the mid-price in the case of an LP IOC buy order.

For a resting order, if an LP provides a mid-peg instruction in the FIX order message, LNI will only execute the LP order at or below the mid-price in the case of a sell order and at or above the mid-price in the case of a buy order.

(v)   Routing

The H2O ATS does not route LP IOC and resting orders to other venues. These orders cannot interact with the Negotiation ATS.

(vi)   Time-in-force

The only permitted time-in-force instruction for LP resting orders is day.

(vii)   Modifications

LPs can modify order instructions based on standard FIX instructions.

(viii)   Availability of order types across all forms of connectivity

LPs transmit orders through FIX, as described in the response to Item 6 of this Part III.

D. Broker block accepts

Description

Upon receipt of notification of a broker block opportunity, a Member can create a broker block accept. A broker block accept is a resting order in the H2O ATS with a time-in-force, configurable by LNI, as notified by LNI to participants in advance (currently two seconds). A broker block accept cannot be canceled by the Member during this time-in-force period. A broker block opportunity is an LP resting order that is notified to a Member with a contra-side indication in the applicable symbol; a broker block opportunity displays the symbol and the side of the LP to the Member.

(i)   Prioritization

Orders in the H2O ATS are prioritized for execution as set forth above.

(ii) Conditions

A broker block accept can execute against any other order in the H2O ATS. A broker block accept is only executed if the execution price is within the price constraints of the broker block accept and the contra order. The price constraint for a broker block order is the lower of any limit price and any mid-peg instruction in the case of a buy order and the higher of any limit price and any mid-peg instruction in the case of a sell order. See the response to Item 11.c. of this Part III for additional detail regarding price constraints.

A Member does not receive notification of a broker block opportunity if the Member has a match with another Member or customer. If there are multiple LP contras, the Member only receives one broker block notification.

Members only receive notification of a broker block opportunity if the broker block opportunity meets (i) the tolerance of the Members indication, and (ii) one of the following minimum size requirements: 5,000 shares; 5% of ADV for the stock; or $200,000 principal value.

A Member also receives notification of a broker block opportunity if two or more LPs in the aggregate have opposite-side quantity that meets the applicable minimum notification quantity.

By default, Members ~~elect through Liquidnet Transparency Controls whether to~~ interact with resting orders from LPs. Members can elect through Liquidnet Transparency Controls to opt-out from interacting with this liquidity. If a Member has not opted-out from interacting with orders from LPs~~elects to interact with resting orders from LPs~~, the Member is enabled to receive notice of broker block opportunities, but Liquidnet can disable this configuration upon request by the Member.

Upon request Liquidnet can set a configuration where the system will display to a trader, upon receipt of a broker block, an option to dismiss the broker block for the remainder of the trading day. If the trader elects this dismissal option, the system will block the trader from receiving any broker blocks for the specific symbol and side for the rest of the trading day.

(iii) Order types designed not to remove liquidity

The H2O ATS does not have any orders types that are designed not to remove liquidity.

(iv) Pegged orders

A Member can create a broker block accept in response to a broker block notification. A broker block accept only executes against an LP resting order if the buyers price constraint is at or above the sellers price constraint. Members using Liquidnet version 5.13 (a version of

Liquidnet 5) or any subsequent version of Liquidnet 5 can choose to accept a broker block notification either with or without a mid-peg instruction. Upon request, LNI can restrict a Member with one of these versions from crossing the mid-price; if a Member has this configuration, the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective. If a Member has a prior version of Liquidnet 5, the Member cannot cross the mid-price, and the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective.

(v) Routing

The H2O ATS does not route broker block accepts to other venues. Broker block accepts do not interact with the Negotiation ATS.

(vi) Time-in-force

A broker block accept is a resting order in the H2O ATS with a time-in-force, configurable by LNI, as notified by LNI to participants in advance (currently two seconds). A broker block accept cannot be canceled by the Member during this time-in-force period.

(vii) Modifications

A Member cannot modify a broker block accept.

(viii) Availability of order types across all forms of connectivity

The ability to create broker block accepts is only available through Liquidnet 5.

Part III, Item 11.c.

A. List of order types

The H2O ATS has the following order types:

* LNI resting orders
* IOC orders transmitted by liquidity partners (LPs)
* Resting orders transmitted by LPs
* Accepts by Members in response to notification of a broker block opportunity (referred to as broker block accepts).

Participants of LNI consist of Members, customers and LPs. Participants can transmit various types of parent orders to LNI. Based on these parent orders, LNI can transmit LNI resting orders to the H2O ATS. LNI resting orders are child orders of the participants parent order.

The following are the types of parent orders:

* Algo orders
* Liquidnet-only orders
* LN auto-ex orders
* Automated negotiation orders
* Manual targeted invitations.

B. Background information and definitions

This section provides background information and definitions that apply to one or more of the order types listed above and described below.

(i) Positive action rate

Positive action means going active on a match, sending an invite to a contra or creating an algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation order. Positive action rate (PAR) is the percentage of matched symbols where a party takes a positive action. For information regarding matches and invites, please refer to the Form ATS-N for the Negotiation ATS.

(ii) Mid-peg instructions; price constraints

General

The H2O ATS provides for mid-price executions in certain situations, as described below.

Mid-price

Mid-price means the mid-point between the highest displayed bid price and lowest displayed ask price in the US market at the time of execution. LNI determines the best bid and best ask by reference to the applicable market data feed sourced by LNI, as described in the response to Item 23 of this Part III.

If the spread is one cent, the mid-price is 1/2 cent above the best bid and below the best ask. If the spread is zero cents, the mid-price is the best bid/best ask. If the spread is negative (i.e., the best bid is higher than the best ask) or zero (i.e., the best bid equals the best offer), the H2O ATS will not execute the order.

Price constraint

On any order, a user can provide a fixed limit price. If a user only provides a mid-peg instruction, the users price constraint is the mid-price. If a user provides a fixed limit price for an order and a mid-peg instruction also applies, the price constraint of the order is as follows:

* *Buy order.* Lower of the limit price of the order and the mid-price
* *Sell order.* Higher of the limit price of the order and the mid-price.

The price constraint of an order can vary over time based on changes in the mid-price. When transmitting an LNI resting order to the H2O ATS, LNI complies with any price constraints of the parent order.

C. Interaction of H2O order types

(i)   LNI resting orders

LNI can transmit all or a portion of any Liquidnet algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation to the H2O ATS. LNI handles these child orders as LNI resting orders, as described in this Form ATS-N filing.

(ii)   Execution, cancellation and editing of LNI resting orders

An LNI resting order can execute against any other order in the H2O ATS. An LNI resting order only executes in the H2O ATS if the execution price is within the price constraints of the LNI resting order and the contra order.

The H2O ATS only executes orders in round lots.

The quantity of any execution is the lesser of the quantity of the two contra orders (but rounded down to the highest round lot).

All LNI resting orders in the H2O ATS are resting orders and are automatically cancelled at the close of trading of the regular session of the applicable exchange (on or shortly after 4 pm). Traders should monitor open orders during the trading day and request cancellations (or edits) as appropriate.

The H2O ATS can execute an order in a stock when the primary market has opened.

(iii)   Liquidity partners; LP IOC orders

General

Liquidity partners (LPs) do not have access to the Liquidnet desktop application.

LPs have the ability to transmit IOC or resting orders to the H2O ATS.

For each LP IOC order, the LP must specify the security, side (buy or sell) and quantity.

An LP also can specify the limit price of an LP IOC order. If no limit price is specified for an LP IOC order, the H2O ATS imputes the following limit price:

* Current best bid (in the case of an LP IOC sell order)
* Current best ask (in the case of an LP IOC buy order).

The system only executes LP IOC orders at or below the mid-price in the case of an LP IOC sell order and at or above the mid-price in the case of an LP IOC buy order.

LP IOC orders are not displayed. LP IOC orders are all IOC (immediate or cancel).

(iv)   LP resting orders

General

LPs also can transmit resting orders to the H2O ATS.

For each resting order, the LP must specify the security, side (buy or sell) and quantity. An LP also can specify the limit price of an LP resting order. If no limit price is specified for an LP resting order, the H2O ATS imputes the following limit price:

* Current best bid (in the case of an LP resting sell order)
* Current best ask (in the case of an LP resting buy order).

By default, the system only executes LP resting orders at or below the mid-price in the case of an LP resting sell order and at or above the mid-price in the case of an LP resting buy order, except that an LP can override this default upon request to LNI.

All LP resting orders are automatically canceled at the close of trading. An LP can cancel a resting order at any time.

Minimum order size

The minimum order size for LP resting orders is 100 shares.

Conditional orders from LPs

LPs can transmit resting orders on a conditional basis. This functionality, which is fully automated from the point at which the LP transmits the conditional order to LNI, allows the

LP to rest actionable order flow in the H2O ATS that may include shares already placed at other trading venues. These orders are considered conditional since the LP will commit the order only prior to execution with a matched contra order. Prior to executing a conditional order, LNI sends a request to the LPs system to commit the shares on the order, and the LPs system responds by sending remaining unexecuted shares to LNI (known as a firm-up). This firm-up request is used to protect the LP against over-execution. LP firm-up rates are periodically reviewed by Liquidnet Sales, with appropriate follow-up to the LP to address any issues.

(v) Execution of LP orders

Contras to an LP order

An LP IOC order can execute against an LNI resting order or an LP resting order.

An LP resting order can execute against any other order in the H2O ATS, except that under certain circumstances as described in this Form ATS-N filing, LP orders only interact with LNI resting orders and broker block accepts to the extent that the Member or customer has elected to interact with LP orders.

Execution quantity

The H2O ATS only executes LP orders in round lots.

The quantity of any execution is the lesser of the quantity of the matching buy and sell orders, subject to any applicable minimum quantity (and rounded down to the highest round lot).

(vi) Execution price

The execution price for trades in the H2O ATS is determined as follows:

* If both sides are able to trade at the mid-price, the trade is executed at the mid-price.
* If one side is not able to trade at the mid-price, the trade is executed at the price that is within each sides price constraint that is closest to the mid-price.

Notwithstanding the above:

* LP IOC orders can only execute at the mid-price; and
* For Members that have not upgraded to Liquidnet 5.13 or higher, the execution price of a broker block accept cannot be higher than the mid-price as of the time of execution (in the case of a Member buy order) or lower than the mid-price as of the time that of execution (in the case of a Member sell order).

The foregoing is subject to the rules of execution priority, as described below. All executions in the H2O ATS are executed within (including at) the best bid and offer. A trade can only be executed in the H2O ATS if the buyers price constraint is greater than or equal to the sellers price constraint.

(vii)   Liquidnet back-end software for H2O execution functionality

An execution or cancellation of an order in the H2O ATS is deemed effective when it is received, processed and recorded by the Liquidnet back-end software, and is not effective until such time. The effectiveness of an execution or cancellation depends upon which event is first received, processed and recorded by the Liquidnet back-end software.

(viii)   Interaction of negotiation and H2O execution functionality

A trader cannot have a firm order for the same shares in the H2O ATS and the Negotiation ATS at the same time. If a trader commences a negotiation in the Negotiation ATS of shares that are included in a firm order in the H2O ATS, the shares in the H2O ATS are paused prior to the traders commencement of the negotiation.

(ix)   Broker block opportunities

Notification of broker block opportunities

As described above, LPs can transmit resting orders to the H2O ATS. A Member with an opposite-side indication to an LP resting order can receive notification of the LP resting order as a broker block opportunity, except for LPs that have elected not to display their LP resting orders as broker block opportunities.

A Member can create a broker block accept in response to a broker block notification. A broker block accept only executes against an LP resting order if the buyers price constraint is at or above the sellers price constraint. Members using Liquidnet version 5.13 (a version of Liquidnet 5) or any subsequent version of Liquidnet 5 can choose to accept a broker block notification either with or without a mid-peg instruction. Upon request, LNI can restrict a Member with one of these versions from crossing the mid-price; if a Member has this configuration, the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective. If a Member has a prior version of Liquidnet 5, the Member cannot cross the mid-price, and the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective.

A Member does not receive notification of a broker block opportunity if the Member has a match in the Negotiation ATS with another Member or customer. If there are multiple LP contras, the Member only receives one broker block notification.

Creation and execution of broker block accepts

Upon receipt of notification of a broker block opportunity, a Member can create a broker block accept. A broker block accept is a resting order in the H2O ATS with a time-in-force, configurable by LNI, as notified by LNI to participants in advance (currently, two seconds). A broker block accept cannot be canceled by the Member during this time-in-force period.

During the time-in-force period, the broker block accept can execute against any contra-side orders in the H2O ATS, subject to meeting the tolerance of the Members indication and the minimum execution quantity, as set forth above, and subject to the rules of execution priority as set forth below.

In response to an LP resting order, a Member is not able to reduce its quantity below the minimum size for execution of the LP resting order; this can reveal to the Member information regarding the minimum size for execution of the LP resting order.

Configuration to participate in broker block functionality

By default, Members ~~elect through Liquidnet Transparency Controls whether to~~ interact with resting orders from LPs. Members can elect through Liquidnet Transparency Controls to opt-out from interacting with this liquidity. If a Member has not opted-out from interacting with orders from LPs~~elects to interact with resting orders from LPs~~, LNI can configure the Member to include or exclude receipt of notice of broker block opportunities. Members should contact their Liquidnet Sales coverage if they wish to change their configuration.

Configuration to dismiss same symbol and side broker blocks for the rest of the trading day

Upon request LNI can set a configuration where the system will display to a trader, upon receipt of a broker block notification, an option to dismiss the broker block notification for the remainder of the trading day. If the trader elects this dismissal option, the system will block the trader from receiving any broker block notifications for the specific symbol and side for the rest of the trading day.

(x) Execution priority for H2O ATS orders

Execution priority

Orders in the H2O ATS are prioritized for execution as follows:

**** Priority for better execution price.*** Where orders in the H2O ATS can execute at prices other than the mid-price, a contra-party that can provide a better execution price has priority over a contra-party that can provide a worse execution price.

* Execution at an execution price. At a particular execution price, the following priority applies:

** Execution against Member and customer orders. As a first priority, an order transmitted to the H2O ATS (the transmitted order) will execute against an order from a Member or customer (whether firm or conditional) that is resting in the H2O ATS as of the time of receipt of the transmitted order.

** Execution against firm LP resting orders. As a second priority, the transmitted order will execute against a firm contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.

** Execution against conditional LP resting orders. As a third priority, the transmitted order will execute against a conditional contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.

* Transmitted resting orders not executed in full upon receipt. Where the transmitted order is a resting order and is not executed in full upon receipt, the transmitted order can execute against any subsequently entered contra-order in the H2O ATS. As noted above, the possible types of contra-orders in the H2O ATS consist of:

** LNI resting orders
** Resting orders from LPs, firm or conditional
** IOC orders from LPs
** Member broker block accepts.

Multiple contra-side orders within the same prioritization category

If the H2O ATS receives two (or more) same-side resting orders in the same security available for execution and both (or all) are in the same prioritization category, and the H2O ATS then receives a contra-order, the H2O ATS executes the two (or more) same-side orders equally (for each order, up to its quantity), except that execution amounts are rounded up or down to the closest higher or lower round lot amounts to avoid an odd-lot execution. If an equal split would result in an execution size for a same-side order that is below the orders minimum quantity, the same-side order would not participate in the execution.

For purposes of the preceding paragraph, the prioritization categories are as follows:

* LNI resting orders (whether firm or conditional)
* Firm resting orders from LPs
* Conditional resting orders from LPs.

Other applicable conditions

The foregoing rules of priority are subject to minimum size and other conditions for execution as set forth in this Form ATS-N. In all cases, execution against a conditional order is subject to firm-up of the conditional order by the contra.

(xi) Principal and agency orders by LPs

LPs can send principal and agency orders to the H2O ATS. LPs can send customer orders to the H2O ATS, including orders of customers of their affiliates.

LNI provides to participants upon request a list of LPs that are enabled to trade US equities. This list identifies which LPs are enabled to send principal orders to the H2O ATS.

(xii) Blocking interaction with LPs

General

Broker block accepts do not interact with IOC orders from LPs. If the parent order from a Member or customer can route to external venues, the associated LNI resting order interacts with orders from LPs. If the parent order from the Member or customer cannot route to external venues, the associated LNI resting order only interacts with orders from LPs if the Member or customer has elected to interact with resting or IOC orders from LPs, as applicable. A Member or customer makes these elections through Liquidnet Transparency Controls. A Member or customer that elects to interact with resting and IOC orders from LPs for orders of the Member or customer that do not route to external venues can elect to block interaction with certain LPs, as described in the response to Item 13 of this Part III.

Notification of new LPs

If a Member or customer has elected to block interaction with at least one LP, LNI will notify the Member or customer at least one week prior to bringing live a new LP (and one week prior to enabling an LP to send principal orders where the LP had previously been enabled only to send agency orders), unless the Member or customer requests that LNI not provide this notice. LNI also will send this notice to other Members and customers if they request. LNI maintains an updated list of LPs for US equities on a password-protected site that LNI makes available to all Members and customers and sends the updated list to all Members and customers on a quarterly basis.

(xiii) LNI as the sole execution venue for an LP order

An LP is not permitted to recommend or propose to a customer that the customer designate LNI, or implement or provide any technology that designates LNI, as the sole execution venue for an order or facilitate a customer setting up this type of order. Any order transmitted to LNI should also be sent on similar terms to one or more other execution venues capable of executing the order. An LP is not permitted to recommend or propose any action or implement or provide any technology that seeks to evade this restriction - for example, selecting a second venue that the LP knows will be unable to execute the order.

D. Compliance with short sale price test

If there is an intra-day decline of 10% or more in the price of a US equity relative to the prior days closing price, for the remainder of that trading day and the following trading day, the H2O ATS will only execute short-sale orders with a mid-peg instruction.

E. Locked and crossed markets

LNI will not execute an order for an equity if the market in that equity is crossed (i.e., the best posted bid is higher than the best posted offer). If the market in an equity is locked (i.e., the best posted bid is equal to the best posted offer), LNI can execute the order if at least one side of the trade has created an automated negotiation order or is responding to an H2O block notification.

F. Trade errors

If, as a result of an error, both sides to a trade in the H2O ATS agree to cancel the trade or agree to an adjustment in price, quantity or other term, the H2O ATS will cancel (and, if applicable replace) the original execution. LNI will record any replacement trade in the H2O ATS.

If, as a result of an error, LNI agrees to an adjustment in price, quantity or other term with one side to the trade but not the other side, LNI will effect that adjustment outside of the Liquidnet ATSs. The adjustment might require LNI to take on a principal position. When trading out of the principal position, LNI does not access the Liquidnet ATSs.

Part III, Item 13.a.

The participant categories of the H2O ATS are set forth in the response to Item 2 of this Part III.

LNI Sales personnel classify a participant into the relevant category at the time of onboarding, subject to review by LNIs Member Services group. These groups contact Legal and Compliance with any questions.

LNI notifies a participant of its categorization at the time of on-boarding. If a participant questions its initial categorization or subsequently requests a change in categorization, a review is conducted by LNIs Sales and Member Services groups in consultation with Legal and Compliance.

Classification of a participant is based on the admission criteria set forth in the response to Item 2 of this Part III.

Members and ~~buy side~~ customers can elect through Liquidnet Transparency Controls whether or not to interact with certain sources of liquidity. These elections apply to all parent orders that can otherwise interact with LPs and Liquidnet Capital Markets customers. LPs, broker customers (other than transition managers) and Liquidnet Capital Markets customers cannot make elections through Liquidnet Transparency Controls.

Part III, Item 14.a.

Liquidnet Transparency Controls

Members and ~~buy side~~ customers can elect through Liquidnet Transparency Controls whether or not to interact with certain sources of liquidity. These elections apply to all parent orders that can otherwise interact with LPs and Liquidnet Capital Markets customers. LPs, broker customers (other than transition managers) and Liquidnet Capital Markets customers cannot make elections through Liquidnet Transparency Controls.

Specifically, Members and ~~buy side~~ customers can choose whether or not to interact with any or all of the following:

* ~~IOC o~~Orders from LPs (IOC or resting)
* Orders from Liquidnet Capital Markets (LCM) customers.

~~Resting orders from LPs~~
* ~~Any or all of the following categories of~~ Liquidnet Capital Markets (LCM) customers consist of the following:

~~~~ Public companies
~~~~ Private equity
~~~~ Venture capital
~~~~ Individual and corporate control persons of public-issuer stock (directors, officers, employees and corporations with controlling interests).

LCM customers are a sub-category of customers.

By default, Members interact with liquidity from LPs and LCM customers. Members and customers can elect through Liquidnet Transparency Controls to opt-out from interacting with either or both of these types of liquidity.

Changes to Transparency Controls

The information in this Form ATS-N filing reflects changes to Liquidnet Transparency Controls that LNI expects to implement within 30 days after the effective date of this Form

ATS-N filing. LNI will provide advance notice to all participants of the effective date for these changes.

The following is a description of how the changes to Liquidnet Transparency Controls relating to sources of liquidity impact Members and customers that made elections through Liquidnet Transparency Controls prior to the date of the planned changes:

* Existing Members and customers will be defaulted to interacting with liquidity partner liquidity if they are currently opted-in to interacting with resting orders from liquidity partners.

* Existing Members and customers will be defaulted to interacting with liquidity from LCM customers if they are currently opted-in to interacting with all categories of LCM customers.

Receiving targeted invitations from LP resting orders and broker algo orders

A Member only receives notification of targeted invitations from LP resting orders and broker algo orders if the Member is opted-in to interacting with LP resting orders and also opted-in to receiving targeted invitations.

Sources of liquidity for which an election is not available

All Members and customers interact with the following sources of liquidity and cannot choose whether or not to interact with these sources of liquidity:

* Indications and orders from other Members
* Orders from buy-side trading desk customers
* Orders from trading desk customers that are transition managers
* Orders from automated routing customers.

Interaction with LP liquidity for algo orders that can route externally

If a Member or customer creates an algo order that can route to external venues, the algo order will interact with LP liquidity regardless of whether the participant has opted-in to interacting with LP liquidity.

Process for Members and customers to confirm and update their elections

Liquidnet maintains for each Member and customer a record of each source of liquidity with which the Member or customer interacts. Through the Liquidnet Transparency Controls web-based system, Members and eligible customers can view and update the sources of liquidity with which they interact. Any changes input through Liquidnet Transparency Controls are implemented within twenty-four hours. A Member or customer also can update its Liquidnet Transparency Controls elections by contacting its sales or trading coverage.

Member and customer interaction with LPs

Members and customers only interact with IOC orders from LPs when they affirmatively create a Liquidnet algo, Liquidnet-only, LN auto-ex order or automated negotiation order (subject to applicable elections).

Liquidnet maintains a current list of LPs and provides it to Members and customers upon request. Members and customers can elect one or more of the following:

* Blocking interaction with all liquidity (resting and IOC) from a specific LP
* Blocking interaction with all LPs for broker blocks
* Blocking interaction with all IOC orders from LPs
* Restricting interaction to a specific group of LPs designated by the Member or customer.

Executions against the same or an affiliated participant

The H2O ATS does not permit two orders with the same participant identifier to execute against each other. A participant can instruct the H2O ATS to block crossing between affiliated participant identifiers, as notified by the participant.